Exhibit 21.1

SUBSIDIARIES OF GUARANTY BANCORP

Name of Subsidiary	State of Incorporation/Formation
Guaranty Bank and Trust Company	Colorado
Guaranty Capital Trust III	Delaware
CenBank Statutory Trust III	Delaware
GRE Holdings LLC	Colorado
Holdco Holdings LLC	Colorado
Woodmen & Tutt RE LLC	Colorado
CP San Marcos LLC	Colorado
GRE-A/B LLC	Colorado
GRE-Elkhart LLC	Colorado
Private Capital Management LLC	Colorado
GRE-Materials LLC	Colorado